

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2021

Todd B. Parriott
Chief Executive Officer
Connect Invest II LLC
2140 E. Pebble Road, Suite 150
Las Vegas, Nevada 89123

> **Re: Connect Invest II LLC**
> **Amended Draft Offering Statement on Form 1-A**
> **Submitted February 4, 2021**
> **CIK No. 0001831623**

Dear Mr. Parriott:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Unless we note otherwise, our references to prior comments are to comments in our January 28, 2021 letter.

Amended Draft Offering Statement

General

1. We note that you increased the offering amount to $75 million. If you plan to seek qualification of your offering circular prior to March 15, 2021, please reduce the amount of your offering to $50 million. Refer to Securities Act Release No. 33-10884, available at https://www.sec.gov/rules/final/2020/33-10884.pdf, for guidance.

Liquidity and Capital Resources, page 34

2. We note your revised disclosure in response to prior comment 5 that stockholders of the Company will acquire additional shares of common stock or make capital contributions in

order to provide any required working capital, including the funds necessary to pay the costs of this Offering. Please clarify which stockholders may do this and whether you have any arrangements, understandings or agreements with such stockholders to provide such funding.

The Manager and Management Agreement, page 38

3.   We note your response to prior comment 6. Please tell us how you calculated the maximum management fee, given the maximum amount of Notes you may issue is $75 million.

You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth Betts, Esq.